Filed by Charles River Laboratories International, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Inveresk Research Group, Inc Commission File No.: 000-49765

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on current expectations and beliefs of Charles River Laboratories (“Charles River”) and Inveresk Research Group, Inc (“Inveresk”), and involve a number of risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements. Those risks and uncertainties include, but are not limited to: 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the merger; 2) problems may arise in successfully integrating the businesses of the two companies; 3) the acquisition may involve unexpected costs; 4) the combined company may be unable to achieve cost-cutting synergies; 5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and 6) the industry may be subject to future regulatory or legislative actions and other risks that are described in Securities and Exchange Commission (SEC) reports filed by Charles River and Inveresk. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Charles River and Inveresk. Charles River and Inveresk assume no obligation and expressly disclaim any duty to update information contained in this filing except as required by law.

Additional Information

This filing may be deemed to be solicitation material in respect of the proposed merger of Charles River and Inveresk. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF CHARLES RIVER AND SHAREHOLDERS OF INVERESK ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Charles River and shareholders of Inveresk. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: Secretary. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River’s website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk’s website at www.inveresk.com.

Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk’s directors and executive officers is available in Inveresk’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Charles River has included hyperlinks to the following articles in an internally distributed newsletter:

Bay State Biotechs Flex Muscle in Spate of $1B+ Merger Deals
Published 7/9/04
Boston Business Journal

Byline: Mark Hollmer

Bay State biotechnology companies have entered the age of the billion-dollar merger deal. And unlike local financial services counterparts like FleetBoston Financial, which is now part of Bank of America, they're the ones doing the buying -- reflecting their increasing influence and industry clout.

Charles River Laboratories International Inc. of Wilmington announced last week it would buy Inveresk Research Group Inc. in North Carolina in a $1.5 billion cash-and-stock deal. Genzyme Corp. in Cambridge is on the verge of closing a $1 billion equity deal to buy Ilex Corp. in San Antonio, Texas. And last November, Cambridge-based Biogen bought Idec Pharmaceuticals Corp. in San Diego in a $6.8 billion deal that created the third-largest biotechnology company in the world.

In each case, Massachusetts will remain the corporate headquarters. Experts and insiders say the hometown advantage in each merger deal reflects an increasingly powerful life sciences industry that will contribute to the Bay State economy for years in a number of ways, as today's relatively small 30,000-employee local work force grows.

“It shows the relative maturity of the Boston-based life sciences community,” said Tucker Kelly, an investment banking principal at Adams Harkness Inc. in Boston.

Even more important, insiders say, is that tomorrow's Bay State life sciences corporate giants will likely be influential within the Massachusetts economy well beyond job creation.

“These people live and work here and they are leaders of organizations in our city, and that leads to philanthropic and community investment,” said Nancy Kelley, senior vice president and life sciences director for the real estate firm Spaulding & Slye Colliers in Boston.

Charles River provides preclinical animal testing for pharmaceutical and biopharmaceutical companies and employs 4,600 people globally, with 1,150 in Wilmington, Worcester and Southbridge. Inveresk employs 2,700 globally, including 550 in Cary, N.C., and provides complementary preclinical safety and other services for a similar client base.

The post-merger company will produce $920 million in revenue and face minimal, if any, layoffs from its 7,300-worker combined payroll because of a complementary fit, said David Johst, the company's senior vice president of human resources and administration.

A combined corporate headquarters in Wilmington will likely bring more jobs to Massachusetts, Johst said, adding that Charles River will likely continue community service outreach, plus scholarship and student-employment programs. Job growth will also stem from additional global clinical-testing clients, he said, in Massachusetts and elsewhere as pharmaceutical companies seek clinical testing outsourcers with a global reach.

Genzyme, which like Charles River has grown organically and also through acquisitions, employs 5,600 employees globally, with 2,900 in Massachusetts, and the company is active in a number of community programs. Genzyme, which reported $103.7 million in net income in 2003 and close to $1.7 billion in revenue in 2003, gains a new class of cancer drugs in development from Ilex, plus more than 200 employees and a division that reported $35 million in revenue.

Mark Enyedy, Genzyme’s oncology division senior vice president and general manager, said Genzyme will continue to grow here post-merger because it already has a huge presence in Massachusetts, including its new Cambridge headquarters that opened a few months ago. But, he said, Genzyme will continue its San Antonio operations, with expansion expected in both cities down the line as competition for new cancer drugs heats up.

Biogen Idec, which reported nearly $680 million in revenue in 2003 but lost $990 million, largely because of merger-related writeoffs, employs 4,000 people globally, including 1,500 in Cambridge and 1,000 in San Diego. While layoffs have reportedly taken place on the West Coast, the company's overall employment is actually a few hundred people higher than last November, according to estimates. Locally, the company is investing $60 million to expand lab space at its headquarters and consolidate employees from leased offices into a single site. Biogen Idec officials could not be reached for comment.

What’s more, industry watchers can expect similar deals in the future as local companies grow, said David McLachlan, acting chief operating officer of the Massachusetts Biotechnology Council.

“As more and more Massachusetts companies get further down the clinical pipeline and get more drugs approved, you are going to see much larger biotechnology companies in Massachusetts,” he said. “But by pharmaceutical standards, biotechnology is still pretty young.”

COVANCE INC. Princeton, New Jersey; Contract Research Organization Not
Sweating Merger Of Rivals
Published 7/19/04
Investor’s Daily

Byline: Peter Benesh

When two 400-pound gorillas merge, do they make an 800-pound Godzilla capable of trampling anything in its way?

No, says William Klitgaard, chief financial officer of Covance Inc.. He's not quaking in his boots over the merger of his firm's two biggest rivals.

That merger, announced July 1, will wed Charles River Laboratories and Inveresk Research Group.

They combined for almost $900 million in revenue last year.

Covance, a contract research organization (CRO) that does preclinical and clinical trials of new drugs, posted $974 million sales last year. It's the reigning 800-pound gorilla.

Is there room for two such simians in the CRO business?

Yes, Klitgaard says.

"The issue for our industry now is capacity," he said. "There's no change in capacity (with the merger), just ownership."

There's still a shortage of lab space, Klitgaard says. Covance has been expanding its lab space in both the U.S. and U.K.

Two-thirds of the company's revenue comes from laboratory services. Klitgaard calls the Charles River-Inveresk merger "a validation" of the strategy Covance adopted to focus on lab-based business.

The rivals' merger will create a company with 7,300 employees and about $920 million in revenue, based on figures for the 12 months to March 31.

Covance has 6,500 employees and is poised to break the $1 billion barrier this year, says analyst Eric Coldwell of Robert W. Baird & Co., which seeks business from Covance.

Covance's future growth will come from two sources, Coldwell says. One is big pharma, which will sign long-term contracts for lab space and testing because it's cheaper than building in-house research facilities.

The other source is biotech, which will bring more business as new compounds, both chemical and biological, require testing for safety and efficacy.

Global Enterprise

The market for testing is now worth $10 billion to $12 billion worldwide, Coldwell says. He pegs Covance's global share at 10%, making it the top pure-play CRO.

In addition to pharma and biotech, Covance provides services to medical device makers, health care and nutrition firms and government. It manages the world's largest central lab and has offices in 18 countries.

Like the soon-to-merge Charles River and Inveresk, Covance has major testing sites in the U.S. and U.K. as well as Switzerland.

Worldwide spending on pharma and biotech research and development is about $50 billion, Klitgaard says. Big pharma still does 75% of its R&D in-house. That's where the main competition is.

Klitgaard sees a shift coming. With R&D spending growing at 10% a year, he expects big pharma to focus on its intellectual property and sales, with more outsourcing of testing.

Covance recently signed a $45 million deal to reserve lab space and staff for a pharmaceutical firm Klitgaard wouldn't name.

Meanwhile, analyst David Windley of Jefferies & Co. also expects biotechs to spend freely on testing.

"(Thanks to) a better financing environment, biotech firms are finding it more feasible to initiate early-stage studies," he said. "We're seeing a big influx of biotech customers who spend 50% of their budgets on preclinical trials while big pharma may spend 25%."

He sees the merger of Charles River and Inveresk as an opportunity rather than a problem for Covance.

"I'm inclined to think that the next three quarters open a window of opportunity for Covance to cherry-pick business away as (Charles River and Inveresk) reorganize themselves," Windley said.

Covance is ready to exploit the opportunity. Last year it doubled its sales force to 100 reps.

The team helped Covance post first-quarter sales of $251.5 million, up 3% from the prior year. Earnings grew 21% to 34 cents a share.

The company is due to report second-quarter earnings on July 21. Analysts polled by First Call expect quarterly profit of 36 cents a share, a 24% increase from the prior year. They see full-year earnings rising 23% to $1.49 a share.

The obvious change is how the Charles River-Inveresk merger plays out. Analyst Coldwell says whittling the field from three big players to two might pump more money into the whole industry.

"When you go to two big competitors, you should see sustained pricing," he said.

One of those players might get bigger fast. Covance is debt-free, and it had $144.2 million in cash at the end of the first quarter.

Will it grow by acquisition?

"We'll look around," Klitgaard said. "But we are a drug development company. We prefer to stick to our knitting and grow organically."